SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b): 82-

Robomatix Technologies Ltd. Announces Financial Results for the Nine
Months Ended September 30, 2004 and Year End Results for the
Financial Year of 2004

TEL AVIV, Israel, May 5, 2005 /PRNewswire/ – Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF.OB), a holding company, announced today its financial results for the third quarter of year 2004 and for the fiscal year 2004. As used herein, “Robomatix” or “Company” refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.

Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. Franz Kalff GmbH’s main activities are in Europe and its sales are in Euro. In addition, as of October 2004 Robomatix also holds a controlling interest in Tadiran Telecom – Communication Services in Israel – Limited Partnership – an Israeli limited partnership which sells, markets, installs, operates and provides maintenance services to switchboards manufactured by Tadiran Telecom Business Systems Communication Services in Israel Ltd. As of the fourth quarter of the year 2004 Robomatix consolidated the results and balance sheet of Tadiran Telecom – Communication Services in Israel – Limited Partnership into its financial statements.

Robomatix also holds indirect interests, of approximately 20%, in eLady Ltd., a Japanese company which trades in second hand luxury brand goods for women, mostly through an Internet commerce portal, www.elady.com. Robomatix wrote off in its 2004 year end financial statements $2.2 million of its investment in eLady.

Results for the year ending December 31, 2004
Sales for the year ending December 31, 2004 were $23.6 million, compared to sales of $12.5 million for the year ending December 31, 2003. The increase is as a result of the consolidation of the results of Tadiran Telecom and the increase in sales by Franz Kalff and the high Euro/Dollar exchange rate.

Gross margins were 25.3% for the year ending December 31, 2004, compared to 22.8% for the year ending December 31, 2003.

Selling, general and administrative expenses for the year ending December 31, 2004 were $4.2 million, compared to $2.9 million for the year ending December 31, 2003. The increase is as a result of the consolidation of the results of Tadiran Telecom and the increase in activities by Franz Kalff and the high Euro/Dollar exchange rate.

The Company reported a net loss for the year ending December 31, 2004 of $1.59 million, or $(0.12) per share. This compares to a net profit of $1.27 million, or $0.09 per share for the year ending December 31, 2003. Despite the improvement in the gross and operating profits the Company has reported a net loss as a result of writing off most of its investment in eLady Ltd., the reduction in value of tradable securities and an increase in financing expenses.

Results for the nine months ending September 30, 2004

Sales for the first nine months of 2004 were $14.2 million, compared to sales of $10 million for the first nine months of 2003. Gross margins were 22% for the first nine months of 2004, compared to 22% for the first nine months of 2003.

Selling, general and administrative expenses in the first nine months of 2004 increased to $2.4 million from $2.1 million in the first nine months of 2003.

The Company reported a net income for the first nine months of 2004 of $0.032 million, or $0.00 per share, compared to a profit of $1.2 million, or $0.09 per share in the first nine months of 2003.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	535	1,742
Marketable securities	811	293
Trade receivables	8,592	1,266
Other accounts receivable and prepaid expenses	195	1,003
Inventories	6,164	4,725

Total current assets	16,297	9,029

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in other companies	532	4,748

PROPERTY, PLANT AND EQUIPMENT, NET	302	115

DEFERRED TAXES	2,095	2,276

OTHER ASSETS	6,811	564

Total assets	26,037	16,732

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2004	2003

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,453	2,004
Current maturities of long-term loans	2,097	565
Trade payables	2,265	819
Other accounts payable and accrued expenses	4,996	1,707

Total current liabilities	14,811	5,095

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	3,349	3,617
Pensions and severance pay liability	1,502	652

	4,851	4,269

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 34,100,000 shares as of December 31, 2004
(2003-30,000,000); Issued and outstanding: 13,599,626 shares as
of December 31, 2004 and 2003	5,649	5,649
Additional paid-in capital	30,315	30,133
Accumulated other comprehensive income	925	512
Accumulated deficit	(30,514)	(28,926)

Total shareholders' equity	6,375	7,368

Total liabilities and shareholders' equity	26,037	16,732

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2004	2003	2002

Sales	23,597	12,493	8,704
Cost of sales	17,627	9,649	6,708

Gross profit	5,970	2,844	1,996

Selling and marketing expenses	1,455	946	655
General and administrative expenses	2,741	1,949	1,471

Operating Income (loss)	1,774	(51)	(130)
Impairment of long-term investments	(2,218)	-	-
Other income	142	1,045	257
Impairment and realized losses on available for sale
marketable securities	(572)	-	-
Financial expenses, net	(388)	(10)	(191)

Income (loss) before taxes on income	(1,262)	984	(64)
Taxes on income	332	195	378

	(1,594)	789	(442)
Equity in earnings of an affiliate	6	481	-

Net income (loss)	(1,588)	1,270	(442)

Basic and diluted net earnings (loss) per share -	(0.12)	0.09	(0.03)

Weighted average number of shares used in computing basic
net earnings (loss) per share	13,599,626	13,599,626	13,599,626

Weighted average number of shares used in computing
diluted net earnings (loss) per share	13,599,626	13,599,626	13,599,626

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2 0 0 4	2 0 0 3	2 0 0 3
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,972	1,287	1,742
Marketable securities	262	204	293
Trade receivables	2,919	2,372	1,266
Other accounts receivables and prepaid expenses	610	862	1,003
Inventories	3,582	3,478	4,725

Total current assets	10,345	8,203	9,029

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables	-	75	-
Investment in other companies	3,501	4,741	4,748
Cash designated for investment in activity	2,500	-	-

	6,001	4,816	4,748

PROPERTY, PLANT AND EQUIPMENT, NET	92	104	115

DEFERRED TAXES	1,702	2,693	2,276

GOODWILL	564	-	564

Total assets	18,704	15,816	16,732

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30,		December 31,
	2 0 0 4	2 0 0 3	2 0 0 3
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	4,701	2,272	2,004
Current maturities of long-term loan	564	429	565
Trade payables	1,197	1,358	819
Other accounts payable and accrued expenses	2,412	1,663	1,707

Total current liabilities	8,874	5,722	5,095

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	2,143	2,282	3,617
Accrued severance pay	641	611	652
Excess of losses over investment in affiliate	-	-	-

	2,784	2,893	4,269

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares as of September 30, 2004
and December 31, 2003; Issued and outstanding:
13,599,626 shares as of September 30, 2004 and
December 31, 2003	5,649	5,649	5,649
Additional paid-in capital	30,133	30,133	30,133
Accumulated other comprehensive income	158	394	512
Accumulated deficit	(28,894)	(28,975)	(28,926)

Total shareholders' equity	7,046	7,201	7,368

Total liabilities and shareholders' equity	18,704	15,816	16,732

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 4	2 0 0 3	2 0 0 3
	Unaudited		Unaudited

Sales	14,197	10,026	3,162	2,551	12,493
Cost of sales	11,063	7,786	2,415	1,964	9,649

Gross profit	3,134	2,240	747	587	2,844

Selling and marketing expenses	921	735	286	226	946
General and administrative expenses	1,458	1,351	371	404	1,949

Operating income (loss)	755	154	90	(43)	(51)

Other income (expenses)	(14)	1,162	8	136	1,045
Financial expenses net	(178)	(431)	-	(44)	(10)

Income before taxes on income	563	885	98	49	984

Taxes on income	531	145	90	24	195

	32	740	8	25	789
Equity in earnings of an affiliate	-	481	-	-	481

Net income	32	1,221	8	25	1,270

Basic and diluted net earnings per
share (in U.S. dollars)	-	0.09	-	-	0.09

Weighted average number of shares
used in computing basic and diluted
earnings per share	13,599,626	13,599,626	13,599,626	13,599,626	13,599,626

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

DATE: MAY 8, 2005